July 27, 2007

Mail Stop 4561
Timothy D. Regan
Chief Financial Officer
Citizens First Bancorp, Inc.
525 Walter Street
Port Huron, MI 48060

**Re: Citizens First Bancorp, Inc.
         Form 10-Q for the Fiscal Quarter Ended March 31, 2007
         File No. 0-32041**

Dear Mr. Regan:

        We have completed our review of your Form 10-Q and have no further comments
at this time.

                                        Sincerely,

                                        Hugh West
                                        Accounting Branch Chief